EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2002	2003	2004	2005	2006	Six months ended June 30, 2007
Fixed charges and preferred stock dividends:						
Interest	$ 350	$ 345	$ 332	$ 342	$ 413	$ 182
Interest portion of annual rentals	4	4	4	5	6	3
Preferred dividends of subsidiaries (1)	14	11	12	10	15	7
Total fixed charges	368	360	348	357	434	192
Preferred dividends for purpose of ratio	-	-	-	-	-	-
Total fixed charges and preferred dividends for purpose of ratio	$ 368	$ 360	$ 348	$ 357	$ 434	$ 192
Earnings:						
Pretax income from continuing operations	$ 736	$ 814	$ 1,105	$ 947	$ 1,732	$ 713
Add:						
Total fixed charges (from above)	368	360	348	357	434	192
Distributed income of equity investees	11	72	59	73	431	3
Less:						
Interest capitalized	29	26	8	28	58	43
Equity in income (loss) of unconsolidated subsidiaries and joint ventures	(55)	5	36	66	156	55
Minority interest in income of consolidated subsidiaries	-	-	-	-	7	8
Total earnings for purpose of ratio	$ 1,141	$ 1,215	$ 1,468	$ 1,283	$ 2,376	$ 802
Ratio of earnings to combined fixed charges and preferred stock dividends	3.10	3.38	4.22	3.59	5.47	4.18
Ratio of earnings to fixed charges	3.10	3.38	4.22	3.59	5.47	4.18

(1) In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.